June 3, 2009
Mr. John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 4561

RE:	Hudson City Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009
File No. 000-26001
Dear Mr. Nolan,
This letter is in response to your letter dated May 20, 2009 concerning the review by the Securities and Exchange Commission (“SEC”) of the disclosures contained in the Hudson City Bancorp, Inc. (the “Company”) Form 10-Q for the quarterly period ended March 31, 2009 and the Current Report on Form 8-K filed by the Company on April 21, 2009. We have set forth below the SEC’s comments as contained in your May 20, 2009 letter followed by the Company’s responses.
SEC Staff Comment Number 1
Form 10-Q for the quarterly period ended March 31, 2009
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Provision for Loan Losses, page 25
We note the continued deterioration in the credit quality of your loan portfolio over the past several years and the first quarter of 2009, which has resulted in your ratio of non-performing loans to total gross loans increasing in each period from 0.16% at December 31, 2006 to 1.06% at March 31, 2009. We also note your disclosures on pages 26 and 27 of the March 31, 2009 Form 10-Q regarding contractions in the availability of business and consumer credit, increases in corporate borrowing rates, falling home prices, increasing home foreclosures, rising levels of unemployment and recent changes in your expectations surrounding the foreclosure process as a result of the current recessionary cycle. Please tell us in more detail, and disclose in future filings, the impact that these negative factors and trends had on your determination of the allowance for loan losses, including your appraisal and valuation process. In addition, provide us with the information necessary, and enhance disclosures in future filings to explain the apparent directional inconsistency between the significant increase in non-performing loans and the coverage ratio for these loans (i.e., allowance for loan losses as a percentage of non-performing loans decreased in each period from 102.09% at December 31, 2006 to 20.34% at March 31, 2009).
Response to Staff Comment Number 1
The Staff has noted the Company’s Form 10-Q disclosures concerning various negative factors that have contributed to the current economic recession. The Company evaluates the overall impact of these factors considered as a whole and does not break down each factor for a separate analysis of its impact on the Company’s loan portfolio and determination of the allowance for loan losses (the “ALL”). The Company views these economic conditions in light of the size and composition of its loan portfolio and the trends in the performance of the portfolio primarily as measured by the Company’s historical loss experience and delinquency trends.
The Company’s loan portfolio primarily consists of one-to four-family residential first mortgage loans. At March 31, 2009, first mortgage loans secured by one-to four-family properties accounted for 98.5% of total loans. Fixed-rate mortgage loans represented 75.0% of our first mortgage loans. Since our loan portfolio is homogenous in nature, our evaluation of the adequacy of our ALL is performed primarily on a pooled basis. Our Asset Quality Committee (“AQC”) is responsible for determining the ALL. The AQC includes the Chief Financial Officer, Chief Lending Officer, Mortgage Servicing officers, Appraisal Officer and various accounting officers. The AQC considers both quantitative and qualitative factors in the determination of the ALL. The AQC discusses any relevant quantitative and qualitative factors that might affect the credit performance of the portfolio and the determination of the ALL. These relevant factors, among other things, are used in the evaluation of the ALL and are also used to identify and consider emerging risk trends in our loan portfolio, non-performing loans and charge-offs.
Each month the Company prepares an analysis which categorizes the entire loan portfolio by certain risk characteristics such as loan type, loan source and payment status. Loans with known potential losses are categorized separately. We assign potential loss factors to the payment status categories on the basis of our assessment of the potential risk inherent in each loan type. These factors are periodically reviewed for appropriateness giving consideration to charge-off history, delinquency trends, the composition of portfolio growth and the status of the regional economy and housing market, in order to confirm that the loss factors cover probable and estimable losses inherent in the portfolio. Other key factors we consider in this process are current real estate market conditions in geographic areas where our loans are located, changes in the trend of non-performing loans, the results of our foreclosed property transactions, the current state of the local and national economy, particularly increasing levels of unemployment, changes in interest rates and loan portfolio growth. Any one or a combination of these key factors may adversely affect our loan portfolio resulting in increased delinquencies, loan losses and future levels of provisions. This description of our methodology is set forth in our Form

10-Q for the quarter ended March 31, 2009 under “Management’s Discussion & Analysis — Critical Accounting Policies- Allowance for Loan Losses.”
As part of our estimation of the ALL, we monitor changes in the values of homes in each market using indices published by various organizations including the Office of Federal Housing Enterprise Oversight and Case-Shiller. The AQC uses these indices and a stratification of our loan portfolio by state as part of its quarterly determination of the ALL. We do not apply different loss factors based on geographic locations since, at March 31, 2009, 71% of our loan portfolio and 66% of our non-performing loans are located in the New York metropolitan area. In addition, we obtain updated collateral values when a loan becomes 180 days past due which we believe identifies potential charge-offs more accurately than a house value index that is based on a wide geographic area and includes many different types of houses. However, we use the house price indices to identify geographic areas experiencing weaknesses in housing markets to determine if an overall adjustment to the ALL is required based on loans we have in those geographic areas and to determine if changes in the loss factors used in the ALL quantitative analysis are necessary. Our quantitative analysis of the ALL accounts for increases in non-performing loans by applying progressively higher risk factors to loans as they become more delinquent.
Apart from the migration of loans to higher loss factor categories due to changes in performing status, the negative national economic factors cited in our Form 10-Q and specifically cited by the Staff did not have a significant impact on our quantitative analysis, as the Company did not change the loss factors used in our analyses nor did the Company otherwise adjust its appraisal and valuation process. This is because the Company’s loss experience on loans that are charged off has remained consistent, due in large part to the significant amount of equity that borrowers typically have in the loans we originate, as discussed further below.
In addition to our quantitative systematic methodology, we also use qualitative analysis to determine the ALL. Our qualitative analysis includes a further evaluation of economic factors, such as trends in the unemployment rate, as well as ratio analysis to evaluate the overall measurement of the ALL. This analysis includes a review of delinquency ratios, net charge-off ratios and the ratio of the ALL to both non-performing loans and total loans. This qualitative review is used to reassess the overall determination of the ALL and to ensure that directional changes in the ALL and the provision for loan losses are supported by relevant internal and external data.
We consider the average loan-to-value ratio (“LTV”) of our non-performing loans and our total portfolio in relation to the overall changes in house prices in our lending markets when determining the ALL. This provides us with a “macro” indication of the severity of potential losses that might be expected. Since substantially all of our portfolio consists of first mortgage loans on residential properties, the LTV is particularly important to us when a loan becomes non-performing. Our lending policies generally limit the LTV ratio on each loan to no more than 80% at origination without credit enhancement in the form of private mortgage insurance (“PMI”). However, PMI loans account for only 2% of our total loan portfolio. As a result, the weighted average LTV in our one- to four-family mortgage loan portfolio at March 31, 2009 was 61%, using appraised values at the time of origination. The average LTV ratio of our non-performing loans, using appraised values at the time of origination, was 67.9% at March 31, 2009. Disclosures regarding the composition of our loan portfolio, our lending policies and underwriting criteria, including LTVs, is set forth in our Form 10-K for the fiscal year ended December 31, 2008 under “Business — Lending Activities.” Based on the valuation indices we review as discussed earlier, house prices have declined in the New York metropolitan area, where 66% of our non-performing loans were located at March 31, 2009, by approximately 17% from the peak of the market in 2006 through March 2009 and by 27% nationwide during that period. Accordingly, despite the worsening economic conditions in the marketplace in terms of job losses and resulting increased delinquencies, our low average LTVs at origination compared to the decline in housing prices indicates that our expected future loss experience on loans that are charged-off should remain consistent with our historical experience.
We also acknowledge the Staff’s concern regarding the declining trend in our ratio of the ALL to non-performing loans coupled with the increasing trend in our ratio of non-performing loans to total loans. Consistent with the Interagency Policy Statement on the Allowance for Loan and Lease Losses issued by the federal financial regulatory agencies in December 2006, we utilize various ratio analyses as a supplemental tool for evaluating the overall reasonableness of the ALL. Although the ratio of the ALL to non-performing loans is a commonly disclosed metric, we believe that changes in this ratio should be analyzed in the overall context of the Company’s credit risk profile. As the Staff correctly points out, our ratio of the ALL to non-performing loans has been declining since December 31, 2006. Nevertheless, we believe that our ALL was adequate at December 31, 2006 and at each quarterly measurement date since. Our conclusion is based upon the consistent application of our ALL methodology which does not rely exclusively or primarily upon ALL coverage ratios, nor is it required to by generally accepted accounting principles (“GAAP”) or applicable bank regulatory guidance.
Our methodology continues to stress the variety of factors and analyses which mitigate concerns raised by declining coverage ratios and provide support for de-emphasizing these coverage ratios. These factors and analyses include, but are not limited to (1) our actual loss experience on our loan portfolio and non-performing loans on a long-term and short-term basis; (2) the increasing levels of total ALL and the provision for loan losses during the past years in response to the deteriorating economy and real estate markets; (3) the composition of the loan portfolio and non-performing loans; and (4) our underwriting standards, particularly LTV at origination.
For the period December 31, 2006 to March 31, 2009, the ratio of the ALL to total loans increased from 0.16% to 0.22%. Historically, our non-performing loans have been a negligible percentage of our total loan portfolio and our ratio of the ALL to total loans was a more relevant factor in our assessment of the adequacy of the total ALL. As such, our ratio of the ALL to non-performing loans was high and did not serve as a reasonable measure of the adequacy of our ALL. As a result of the increase in non-performing loans, the ratio of the ALL to non-performing loans decreased from 102.09% at December 31, 2006 to 20.34% at March 31, 2009. The decline in the ratio of the ALL to non-performing loans is not, absent other factors, an indication of the adequacy of the ALL since there is not necessarily a direct relationship between changes in various asset quality ratios and changes in the ALL and non-performing loans. In the current economic environment, a loan generally becomes non-performing when the borrower experiences financial difficulty. In many cases, the borrower also has a second mortgage or home equity loan on the property. In substantially all of these cases, we do not hold the second mortgage or home equity loan as this is not a business we have actively pursued. At other financial institutions, this pattern plus a higher LTV ratio at origination results in the borrower no longer having equity in the property.
While any first mortgage loan in our portfolio remains non-performing until final disposition through foreclosure, the Company’s losses to date have been modest due to our first lien position and relatively low average LTV ratios. As discussed earlier, we generally obtain new collateral values for loans after 180 days of delinquency. If the estimated fair value of the collateral (less estimated selling costs) is less than the recorded investment in the loan, we charge-off an amount to reduce the loan to the fair value of the collateral less estimated selling costs. As a result, certain losses inherent in our non-performing loans are being recognized as charge-offs which may result in a lower ratio of the ALL to non-performing loans when accompanied by a concurrent increase in total non-performing loans (i.e. due to the addition of new non-performing loans). Charge-offs amounted to $4.5 million, consisting of 47 loans, in 2008 and $4.7 million, consisting of 36 loans, for the first quarter of 2009. These charge-offs were primarily due to the results of our reappraisal process for our non-performing residential first mortgage loans, with only 24 loans disposed of through the foreclosure process in 2008 and the first quarter of 2009 with a final loss on sale (after previous charge-offs) of $352,000. The results of our reappraisal process and our recent charge-off history are also considered in the determination of the ALL. Also, as discussed above, the average LTV ratio (using appraised values at the time of origination) of our non-performing loans was 67.9% at March 31, 2009 and was 61% for our total loan portfolio. Thus, the ratio of the ALL to non-performing loans needs to be viewed in the context of the underlying LTV’s of the non-performing loans and the relative decline in home values. Based on our ALL methodology, including consideration of the average LTV of our loan portfolio relative to the decline in house prices and the results of our revaluation process for non-performing loans, we believe that the ALL was adequate at each quarterly measurement period from December 31, 2006 through March 31, 2009.
We will, in future filings, expand our discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Provision for Loan Losses” to include the text that is attached in Exhibit 1. Assuming that the structure of our future filings is the same as that used in our Form 10-Q for March 31, 2009, we would place this text immediately preceding the paragraph discussing the amount of net charge-offs for the quarter.

SEC Staff Comment Number 2
Form 8-K filed April 21, 2009
General
We note your presentation of “tangible common equity ratio.” This ratio appears to be non-GAAP as defined by Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide this or other non-GAAP measures in the future, the staff notes the following:
•	To the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the measures as non-GAAP measures and complying with all of the disclosure requirements;

•	To the extent that you plan to disclose these measures in future Item 2.02 Form 8-K’s, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K;

•	To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure; and

•	In all cases, consider stating that in light of diversity in presentation in the market place, the methodology for determining these measures may vary among companies.
Response to Staff Comment Number 2
We understand that the “tangible common equity ratio” included in the quote from our President and Chief Executive Officer in the Company’s 2009 first quarter earnings press release is a non-GAAP measurement. To the extent we present this measurement in the future, we will comply with the requirements noted in Staff Comment Number 2 related to non-GAAP measures.
*      *      *
Please be advised that the management of Hudson City Bancorp, Inc. is responsible for the adequacy and accuracy of disclosures in our filings. Management understands that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. Management also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (201) 967-1900, extension 1370 or Anthony Fabiano at extension 1455 if you have any questions or require further discussion.
Sincerely,

/s/ James C. Kranz
James C. Kranz
Executive Vice President and Chief Financial Officer
Hudson City Bancorp, Inc.
West 80 Century Road
Paramus, NJ 07652

Exhibit 1
The following text will be included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Provision for Loan Losses” in future filings. Assuming that the structure of our future filings is the same as that used in our Form 10-Q for March 31, 2009, we would place this text immediately preceding the paragraph discussing the amount of net charge-offs for the quarter.
As a result of the increase in non-performing loans, the ratio of the ALL to non-performing loans decreased from 102.09% at December 31, 2006 to 20.34% at March 31, 2009. During this same period, the ratio of the ALL to total loans increased from 0.16% to 0.22%. Historically, our non-performing loans have been a negligible percentage of our total loan portfolio and, as a result, our ratio of the ALL to non-performing loans was high and did not serve as a reasonable measure of the adequacy of our ALL. The decline in the ratio of the ALL to non-performing loans is not, absent other factors, an indication of the adequacy of the allowance for loan losses since there is not necessarily a direct relationship between changes in various asset quality ratios and changes in the allowance for loan losses and non-performing loans. In the current economic environment, a loan generally becomes non-performing when the borrower experiences financial difficulty. In many cases, the borrower also has a second mortgage or home equity loan on the property. In substantially all of these cases, we do not hold the second mortgage or home equity loan as this is not a business we have actively pursued.
While any first mortgage loan in our portfolio remains non-performing until final disposition through foreclosure, the Company’s losses to date have been modest due to our first lien position and relatively low average LTV ratios. We generally obtain new collateral values for loans after 180 days of delinquency. If the estimated fair value of the collateral (less estimated selling costs) is less than the recorded investment in the loan, we charge-off an amount to reduce the loan to the fair value of the collateral less estimated selling costs. As a result, certain losses inherent in our non-performing loans are being recognized as charge-offs which may result in a lower ratio of the ALL to non-performing loans when accompanied by a concurrent increase in total non-performing loans (i.e. due to the addition of new non-performing loans). Charge-offs amounted to $4.5 million, consisting of 47 loans, in 2008 and $4.7 million, consisting of 36 loans, for the first quarter of 2009. These charge-offs were primarily due to the results of our reappraisal process for our non-performing residential first mortgage loans with only 24 loans disposed of through the foreclosure process in 2008 and the first quarter of 2009 with a final loss on sale (after previous charge-offs) of $352,000. The results of our reappraisal process and our recent charge-off history are also considered in the determination of the ALL. The average LTV ratio (using appraised values at the time of origination) of our non-performing loans was 67.9% at March 31, 2009 and was 61% for our total loan portfolio. Thus, the ratio of the ALL to non-performing loans needs to be viewed in the context of the underlying LTV’s of the non-performing loans and the relative decline in home values.

As part of our estimation of the ALL, we monitor changes in the values of homes in each market using indices published by various organizations including the Office of Federal Housing Enterprise Oversight and Case-Shiller. Our Asset Quality Committee (“AQC”) uses these indices and a stratification of our loan portfolio by state as part of its quarterly determination of the ALL. We do not apply different loss factors based on geographic locations since, at March 31, 2009, 71% of our loan portfolio and 66% of our non-performing loans are located in the New York metropolitan area. In addition, we obtain updated collateral values when a loan becomes 180 days past due which we believe identifies potential charge-offs more accurately than a house value index that is based on a wide geographic area and includes many different types of houses. However, we use the house price indices to identify geographic areas experiencing weaknesses in housing markets to determine if an overall adjustment to the ALL is required based on loans we have in those geographic areas and to determine if changes in the loss factors used in the ALL quantitative analysis are necessary. Our quantitative analysis of the ALL accounts for increases in non-performing loans by applying progressively higher risk factors to loans as they become more delinquent.
Apart from the migration of loans to higher loss factor categories due to changes to performing status, the negative national economic factors previously discussed did not have a significant impact on our quantitative analysis, as we did not change the loss factors used in our analyses nor did we otherwise adjust our appraisal and valuation process. This is because the Company’s loss experience on loans that are charged off has remained consistent, due in large part to the significant amount of equity that borrowers typically have in the loans we originate, as discussed further below.
In addition to our quantitative systematic methodology, we also use qualitative analysis to determine the ALL. Our qualitative analysis includes a further evaluation of economic factors, such as trends in the unemployment rate, as well as ratio analysis to evaluate the overall measurement of the ALL. This analysis includes a review of delinquency ratios, net charge-off ratios and the ratio of the ALL to both non-performing loans and total loans. This qualitative review is used to reassess the overall determination of the ALL and to ensure that directional changes in the ALL and the provision for loan losses are supported by relevant internal and external data.
We consider the average LTV of our non-performing loans and our total portfolio in relation to the overall changes in house prices in our lending markets when determining the ALL. This provides us with a “macro” indication of the severity of potential losses that might be expected. Since substantially all our portfolio consists of first mortgage loans on residential properties, the LTV is particularly important to us when a loan becomes non-performing. The weighted average LTV in our one- to four-family mortgage loan portfolio at March 31, 2009 was 61%, using appraised values at the time of origination. The average LTV ratio of our non-performing loans was 67.9% at March 31, 2009. Based on the valuation indices, house prices have declined in the New York metropolitan area, where 66% of our non-performing loans were located at March 31, 2009, by approximately 17% from the peak of the market in 2006 through March 2009 and by 27% nationwide during that period. Accordingly, despite the worsening

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economic conditions in the marketplace in terms of job losses and resulting increased delinquencies, our low average LTV at origination compared to the decline in housing prices indicates that our expected future loss experience on loans that are charged-off should remain consistent with our historical experience. However, there can be no assurance that significant further declines in house values may occur and result in higher loss experience and increased levels of charge-offs and loan loss provisions.

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